Cassidy & Associates

Attorneys at Law

215 Apolena Avenue

Newport Beach, California 92662

Email: CassidyLaw@aol.com

Telephone: 202/387-5400	Fax: 949/673-4525

October 29, 2014

Susan Block

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blow & Drive Interlock Corporation
Amendment #3 to Registration Statement on Form S-1
File No. 333-196472

Dear Ms. Block:

Attached for filing with the Securities and Exchange Commission is Amendment No. 3 to the Blow & Drive Interlock Corporation registration statement on Form S-1.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated October 15, 2014 (the “Comment Letter”). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement.

General

1. The noted disclosure has been deleted throughout the prospectus as it appeared on the cover page, pages 6, 14 and 28. As noted in the Comment Letter, the Company is relying on Rule 415(A)(1)(ix) for this Offering.

Prospectus Summary

Risks and Uncertainties facing the Company

2. The noted disclosure has been corrected and appears on page 5 of the prospectus.

Risk Factors

3. The requested risk factor has been added and appears on page 8 of the prospectus.

There is no public market for the Company’s securities

4. The disclosure has been added and appears on page 12 of the prospectus.

Governmental Regulation

5. The noted disclosure has been added and appears on page 19 of the prospectus. The Company intends only to install and remove the interlock devices from the steering column and does not envision any capital expenditures required to prepare any work space other than that already anticipated in its general business plan as it does not intend to perform any general automotive repair work.

Signatures

6. The requested signature blocks have been corrected and appear in the signature page.

Sincerely,

Lee Cassidy